FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company

CVM Code 01482-6

Corporate Taxpayer ID CNPJ/ME 47.508.411/0001-56

Corporate Registry ID (NIRE) 35.300.089.901

MATERIAL FACT

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (B3: PCAR3) (the “Company”), in compliance with the provisions of paragraph 4 of article 157 of Law No. 6.404, dated December 15, 1976, Resolution No. 44, dated August 23, 2021, of the Brazilian Securities Commission (Comissão de Valores Mobiliários, the “CVM”) and CVM Resolution No. 160, dated July 13, 2022, and in furtherance of the material fact notice disclosed by the Company on March 4, 2024, hereby informs its shareholders and the market that the Company has priced an offering (the “Offering”) of 220,000,000 common shares to be issued by the Company (the “Shares”). The total number of Shares offered was increased from, initially, 140,000,000 common shares by 57.1%, or 80,000,000 additional common shares. The Company’s board of directors set the price per Share at R$3.20 following the conclusion of the bookbuilding process.

THE COMPANY DID NOT AND WILL NOT MAKE AN OFFERING OF ANY AMERICAN DEPOSITARY RECEIPTS REPRESENTING ITS SHARES, AND THE SHARES OFFERED WILL BE SUBJECT TO CERTAIN RESTRICTIONS ON DEPOSIT IN THE AMERICAN DEPOSITARY RECEIPT FACILITY OF THE COMPANY.

The Offering was directed (i) in Brazil, to the Company’s shareholders, through the Priority Offering (as defined below), and to professional investors headquartered or residing in Brazil, (ii) within the United States, to a limited number of qualified institutional buyers (as defined under Rule 144A under the U.S. Securities Act of 1933, as amended, the “Securities Act”), pursuant to procedures consistent with, and in reliance on, Section 4(a)(2) of the Securities Act in transactions exempt from, or not subject to, registration under the Securities Act and the rules thereunder, and (iii) outside of the United States and Brazil, to institutional and other investors that are not U.S. persons (as defined in Regulation S under the Securities Act), in reliance on Regulation S under the Securities Act and exemptions from United States securities registration requirements.

Shares purchased in the Offering are expected to begin trading on the B3 S.A. – Brasil, Bolsa, Balcão on March 15, 2024, which is the second business day after the disclosure of the price per Share, and the settlement of the Offering is expected to occur on March 18, 2024, which is the third business day after the disclosure of the price per Share.

THE OFFERING WAS NOT AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OR ANY OTHER U.S. FEDERAL OR STATE SECURITIES LAWS, AND THE SHARES WERE NOT AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT AS SUCH REGULATION MAY BE AMENDED FROM TIME TO TIME), UNLESS PURSUANT TO A REGISTRATION STATEMENT OR IN TRANSACTIONS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

In order to comply with CVM regulations and to ensure the participation of the existing shareholders of the Company in the Offering, a priority right was given to existing shareholders of the Company to subscribe for up to all of the Shares placed through the Offering pro rata to their shareholdings in the Company’s share capital prior to the Offering (the “Priority Offering”). Therefore, all of the Shares that were offered in the Offering were offered to existing shareholders first pursuant to the Priority Offering.

The Priority Offering, which was conducted in Brazil concurrently with the Offering, was not and will not be registered under the Securities Act or under any other U.S. federal or state securities laws. Accordingly, neither our Shares nor the subscription rights in the Priority Offering were or may be offered or sold in the United States or to U.S. persons except in reliance on an exemption from the registration requirements provided under the Securities Act.

Any information contained herein shall not be taken, transmitted, disclosed, distributed, or disseminated in the United States. The distribution of announcements and the offering and sale of securities in certain jurisdictions may be prohibited by law.

This material fact notice is disclosed for informative purposes only and shall not, in any circumstances, be construed as an investment recommendation. This material fact notice does not constitute an investment recommendation, an offer to sell or the solicitation of an offer to buy the Company’s securities, including the Shares, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

The Company will keep its shareholders and the market duly informed of any relevant developments related to the Offering on the websites of the CVM (www.cvm.gov.br) and the B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and its investor relations website (https://www.gpari.com.br/en/), subject to the restrictions set forth in CVM rules and other applicable legislation.

São Paulo, March 13, 2024

Rafael Russowsky

Vice-President and Investor Relations Director

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Date: March 13, 2024
By:	/s/ Marcelo Pimentel
Name: Marcelo Pimentel
Title: Chief Executive Officer

By:	/s/ Rafael Sirotsky Russowsky
Name: Rafael Sirotsky Russowsky
Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. Important factors that could cause results to differ materially from those indicated in the forward-looking statements include, among others: macroeconomic and political developments in Brazil and abroad, changes in investor interest in the Company’s securities, developments relating to or affecting the industry in which the Company operates and corporate or other developments of or affecting the Company, as well as other factors discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission on August 16, 2023, and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement in this press release speaks only as of the date hereof. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.